

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 24, 2011

David M. Young
Senior Vice President and
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

> **Re: TESSCO Technologies Incorporated**
> **Form 10-K for the fiscal year ended March 29, 2009**
> **Filed May 27, 2009**
> **Form 10-K for the fiscal year ended March 28, 2010**
> **Filed May 27, 2010**
> **File No. 1-33938**

Dear Mr. Young:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief